

November 7, 2014

Via E-mail
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

> **Re:** **World Moto, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed on October 16, 2014**
> **File No. 333-195710**
>
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Amendment No. 1 to Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2014**
> **Filed on October 29, 2014**
> **File No. 000-54694**

Dear Mr. Giles:

We have reviewed your amended filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Tell us your consideration of filing an Item 4.02 Form 8-K to report the restatements noted in your amended filings dated October 29, 2014. Your response should include your analysis of SAB Topic 1.M.

2. We refer to your liquidity and capital resources disclosure included in your amended Form 10-K for the fiscal year ended December 31, 2013 and your Forms 10-Q for the

quarters ended March 31 and June 30, 2014. Where your cash resources are inadequate to fund your liquidity needs for at least 12 months, please include a clear statement disclosing the number of months that your available cash resources as of the applicable period will fund, without assuming the receipt of funds from equity or debt financing. Please confirm that you will include disclosure to this effect, as you do in the subject registration statement on Form S-1, in future periodic reports. See Instruction 5 to Item 303(a) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2014

Note 4 – Restatements

3.   Please expand your footnote disclosure to explain the events that relate to the restatement of revenues to unearned revenues. Refer to your response to prior comment 1 in your response letter dated August 6, 2014.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Mark C. Lee
         Greenberg Traurig, LLP